August 25, 2025

Brian John
Chief Executive Officer
OFF THE HOOK YS INC.
1701 Jel Wade Dr.
Wilmington, NC 28401

       Re: OFF THE HOOK YS INC.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 8, 2025
           File No. 333-288551
Dear Brian John:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 1, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
Prospectus Summary
Corporate Structure and Background, page 8

1. We note your response to prior comment 1; however, please more fully address the following:
           Your response states management's projected revenue in 2025 was 85.0% greater than in prior models, along with increases of 202.6% in 2026, 277.2% in 2027,
           341.5% in 2028, and 407.6% in 2029. Explain management's basis for its revenue projections as of each date, including the material estimates and assumptions underlying each set of revenue projections and the material changes in the estimates and assumptions that resulted in substantial increases in the revenue growth, quantifying where applicable.
 August 25, 2025
Page 2

             Provide additional information regarding the timeline for your planned IPO, including when and how the process began. In this regard we note your initial draft registration statement was filed on May 15, 2025, approximately five months after the date of the original stock purchase agreement.
Index to Financial Statements, page F-1

2. Please provide updated interim financial statements and related disclosures throughout the filing as required by Rule 8-08 of Regulation S-X.
Exhibit Index, page II-2

3.     While we note the Exhibit Index has been amended to include Exhibits
10.12 and
       10.13 per prior comment 14 of our letter dated June 11, 2025. Please revise to file the executed versions of the agreements or explain why you are unable to do so. In addition, we note that you indicate in the index key that some exhibits contain redacted portions. Please revise to identify which exhibits contain redactions or remove the corresponding symbol from the key.
        Please contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kristin Baldwin at 202-551-7172 or Erin Purnell at 202-551-3454
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing